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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)

                               Nordson Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   655663 10 2
                  --------------------------------------------
                                 (CUSIP Number)

                                Page 1 of 4 Pages


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CUSIP NO. 655663 10 2               13G                        Page 2 of 4 Pages


1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                EVAN W. NORD

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) [ ]
                                Not Applicable
                                                        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States

                            5.      SOLE VOTING POWER:  1,341,472

NUMBER OF
SHARES                      6.      SHARED VOTING POWER:  1,348,838
BENEFICIALLY
OWNED BY
EACH                        7.      SOLE DISPOSITIVE POWER:  341,472
REPORTING
PERSON
WITH                        8.      SHARED DISPOSITIVE POWER:  1,348,838

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,690,310

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES

                                Not Applicable

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                15.4%

12.     TYPE OF REPORTING PERSON

                                IN


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                                                             Page 3 of 4 Pages

                                  SCHEDULE 13G

Item 1(a).                   Name of Issuer: Nordson Corporation
     ----
Item 1(b).                   Address of Issuer's Principal Executive Offices:
     ----
                             28601 Clemens Road
                             Westlake, Ohio 44145

Item 2(a).                   Name of Person Filing:  Evan W. Nord
---------
Item 2(b).                   Address of Principal Business Office:
---------
                             28601 Clemens Road
                             Westlake, Ohio 44145

Item 2(c).                   Citizenship:  United States
---------
Item 2(d).                   Title of Class of Securities:  Common Shares
---------                    without par value


Item 2(e).                   CUSIP Number:  655663 10 2
---------

Item 3.                      Rules 13d-1(b) and 13d-2(b):  Not Applicable
-------

Item 4.                      Ownership:
-------                      a) Amount beneficially owned:  2,690,310 shares

                             b) Percent of class: 15.4%

                             c) Number of shares as to which such person has:

                                     (i)    sole power to vote or to direct the
                                            vote:  1,341,472

                                     (ii)   shared power to vote or to direct
                                            the vote:  1,348,838

                                     (iii)  sole power to dispose or to direct
                                            the disposition of:  341,472

                                     (iv)   shared power to dispose or to direct
                                            the disposition of:  1,348,838

Item 5.                      Ownership of Five Percent or Less of a
------                       Class:  Not Applicable


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                                                              Page 4 of 4 Pages

Item 6.                             Ownership of More than Five Percent on
-------                             Behalf of Another person:

                                            Evan W. Nord and his brother, Eric
                                    T. Nord, hold 1,002,780 of the Common Shares covered by this Schedule as testamentary trustees under the will of Walter G. Nord, the founder of Nordson Corporation. Evan W. Nord and Eric T. Nord are entitled for their lifetimes to receive the net income, and may receive discretionary distributions of principal, from 762,120 and 240,660 shares, respectively. Upon their deaths, each has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit. Evan W. Nord and Eric T. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                                            Evan W. Nord, Eric T. Nord and
                                    William D. Ginn hold 346,058 of the Common
                                    Shares covered by this Schedule as trustees of The Nord Family Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                                            Evan W. Nord holds 500,000 of the
                                    Common Shares covered by this Schedule as trust advisor of the Cynthia W. Nord Charitable Remainder Unitrust and has voting power with respect to all of these shares.

Item 7.                             Identification and Classification of the
------- Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                      Not Applicable

Item 8.                             Identification and Classification of Members
------                              of the Group:  Not Applicable

Item 9.                             Notice of Dissolution of Group:  Not
-------                             Applicable

Item 10.                            Certification:  Not Applicable
--------

Signature.                          After Reasonable inquiry and to the best of
---------                           my knowledge and belief, I certify that the
                                    information set forth in this statement is true, complete and correct.


                                                  /s/ Evan W. Nord
                                                  -----------------------------
                                                  Evan W. Nord

February 3, 1997